Greenhill & Co. Inc.
300 Park Avenue
New York, NY 10022
October 27, 2010
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Re: Greenhill & Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2009 (“Form 10-K”)
Filed February 26, 2010
Definitive Proxy Statement
Filed March 11, 2010
Form 10-Q for Quarterly Period Ended March 31, 2010
Filed May 3, 2010
File No. 001-32147
Dear Mr. Woody:
          On behalf of Greenhill & Co., Inc. (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated October 14, 2010, related to the above-referenced filings.
We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.
Form 10-K for fiscal year ended December 31, 2009
Item 1. Business
Overview, page 1
1.	We note your response to comment 1 in our letter dated July 7,2010 that you will identify in future filings any client that accounts for approximately 10% or more of your revenues to the extent that your agreements with clients and the circumstances permit you to do so. Please note that the required or material information must be disclosed even if confidential. Refer to Item 101 of Regulation S-K. We continue to note your disclosure on page 8 that your single largest client engagement accounted for approximately 10% of your total revenues in 2009 and 2008. Please confirm that you will identify in future filings any client that accounts for 10% or more of your revenues. In addition, please provide a more detailed analysis regarding why you are not substantially dependent upon the agreement with your largest client referenced on page 8.
Response: In response to the Staff’s comment, we have reviewed the revenues received in the past five years from the two clients referred to on page 8 of our Form 10-K. For purposes of this response, we refer to the client which accounted for more than 10% of our revenues in 2008 as “Company A” and the client which accounted for more than 10% of our revenues in 2009 as “Company B”. The following table sets out the revenues received from Company A and Company B in the years 2004 through 2010, expressed as a percentage of our total revenues for each year:

Year	Company A	Company B
2004	1.8%	0
2005	1.5%	0
2006	0.9%	0
2007	0.2%	0
2008	10.3%	7.1%
2009	0	13.9%
2010 (through 9/30)	0	0
Thus, Company A represented slightly more than 10% of our revenues in 2008 but significantly smaller amounts in the preceding years; Company B represented 7.1% and 13.9% of our revenues in 2008 and 2009, but none in any other year. In addition, the agreements pursuant to which the revenues were received from Companies A and B in 2008 and 2009 were related to specific transactions which have now been completed, and those agreements have expired; moreover, the revenue received from Company B in 2008 related to a separate engagement from the engagement which resulted in revenue in 2009. We received no revenue from Company A in 2009 or 2010 to date and none from Company B in 2010 to date, and our financial advisory revenue for the first nine months of 2010 exceeds our financial advisory revenue for the same period in 2009 by 28%. As a result, we do not believe we are substantially dependent on either Company A or Company B.
We confirm that we will identify any client that accounts for 10% or more of our revenues in future filings.
Form 10-Q for the quarterly period ended March 31, 2010
Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 3 — Investments
Affiliated Merchant Banking Investments, page 14
We note your response to our prior comment 12. Please confirm for us that you will revise future filings to clarify why you have allocated these amounts to non-controlling interests.
Response: We confirm that we will clarify in future filings why we have allocated these amounts to non-controlling interests.
*       *       *

In connection with our response to the Staff’s comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 389-1547. Alternatively, should you have any questions about accounting matters, please do not hesitate to call Hal Rodriguez, our Chief Accounting Officer, at (212) 389-1516. To the extent you have further comments, I would be grateful if a copy of any further comment letter could be sent to me by fax at 212-389-1747 or e-mail at uekman@greenhill.com.

Sincerely,
/s/ Ulrika Ekman
Ulrika Ekman
Managing Director and General Counsel

cc:	Richard J. Lieb, Chief Financial Officer
Harold. J. Rodriguez, Jr., Chief Accounting Officer

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